December 5, 2024

Douglas O. McKinnon
Chief Financial Officer
SRM Entertainment, Inc.
1061 E. Indiantown Road, Suite 110
Jupiter, Florida 33477

       Re: SRM Entertainment, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Form 10-Q for the Quarter Ended September 30, 2024
           File No. 001-41768
Dear Douglas O. McKinnon:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Exhibits 32.1 and 32.2 Section 906 Certifications, page 1

1. We note that the certifications filed as Exhibits 32.1 and 32.2 refer to the annual report on Form 10-K for the year ended December 31, 2022, instead of the year ended
       December 31, 2023. Additionally, the names of the officers listed in the first sentence of the certification do not match the signatures of the CEO and CFO. Please file an amended Form 10-K with revised certifications that make these corrections.
Item 9A. Controls and Procedures, page 25

2. We note your disclosure in the last sentence of the first paragraph on page 25 that the
       Company   s certifying officers have concluded that the Company   s
disclosure controls
       and procedures are effective in reaching that level of assurance. However, we note that in the second paragraph you disclose that your Chief Executive Officer and principal financial officer concluded that your disclosure controls and procedures were ineffective to "ensure that the material information required to be included in our
 December 5, 2024
Page 2

       Securities and Exchange Commission reports is accumulated and communicated to our management, including our principal executive and financial officer, recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms relating to the Company, based on the assessment and control of disclosure decisions currently performed by a small team."
       Please revise the apparent discrepancy between the conclusions in these two paragraphs. Also, we note your disclosure that management believes that the
       Company maintained effective internal control over financial reporting as of
       December 31, 2023. In light of the disclosure in the preceding paragraph that management concluded your disclosure controls and procedures were not effective, please explain to us how you were able to conclude that ICFR was effective for the same period.
Form 10-Q for the Quarter Ended September 30, 2024
Item 4. Controls and Procedures , page 11

3. We note from your disclosure in this Form 10Q and the Form 10Qs for each of your
       quarters during fiscal 2024, that the Company   s certifying officers
have concluded
       that the Company   s disclosure controls and procedures are effective in
reaching that
       level of assurance. We also note the disclosure that there have not been any changes in internal controls over financial reporting. In light of the disclosure in the Form 10-
       K for the year ended December 31, 2023 that disclosure controls and procedures were not effective, please tell us how you were able to conclude for each of the 2024 quarters that disclosure controls and procedures are effective. Please advise or revise accordingly. As part of your response please provide the nature of any remediation efforts that have been completed.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing